EXHIBIT 12
CINEMARK USA, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
Computation of Earnings:
Registrant’s pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$77,244	$72,180	$75,799	$69,950	$(13,821)
Add:
Fixed charges	87,519	83,523	90,629	92,738	109,393
Amortization of capitalized interest	470	460	454	433	433
Distributed income (loss) of equity investees	227	173	141	250	(4,472)
Less:
Capitalized interest	(74)	(407)	(234)	—	(216)
Minority interest in pretax income (loss) of subs that have not incurred fixed charges	(924)	(4,353)	(3,410)	(599)	157

Total earnings	$164,462	$151,576	$163,379	$162,772	$91,474

Computation of Fixed Charges:
Interest expense	$44,334	$42,739	$51,853	$55,428	$68,543
Capitalized interest	74	407	234	—	216
Amortization of debt issue costs	2,774	2,664	2,310	2,365	2,388
Interest factor on rent expense	40,337	37,713	36,232	34,945	38,246

Total fixed charges	$87,519	$83,523	$90,629	$92,738	$109,393

Ratio of Earnings to Fixed Charges	1.88	1.81	1.80	1.76	—